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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               COSTAR GROUP, INC.
                               ------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                   22160N 10 9
                                   -----------
                                 (CUSIP Number)

                             Carla J. Garrett, Esq.
                                 General Counsel
                               CoStar Group, Inc.
                              7475 Wisconsin Avenue
                            Bethesda, Maryland 20814
                                 (301) 215-8300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 3 Pages
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CUSIP NO. 22160N 10 9                  13D                     Page 2 of 3 Pages


------------------------------------------------------------
1.   NAMES OF REPORTING PERSON

         David Bonderman

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)

------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                 (a) [ ]
                                            (b) [ ]

------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS
         (SEE INSTRUCTIONS)

         Not Applicable

------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    [ ]

------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
               7.  SOLE VOTING POWER

NUMBER OF               446,370
SHARES
BENEFICIALLY   --------------------------------------------------
OWNED BY EACH  8.  SHARED VOTING POWER
PERSON WITH
               --------------------------------------------------
               9.  SOLE DISPOSITIVE POWER

                        446,370
               --------------------------------------------------
               10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         446,370

------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                      [ ]

------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.9%

------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

         IN

------------------------------------------------------------

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CUSIP NO. 22160N 10 9                  13D                     Page 3 of 3 Pages


         This Amendment 1 to Schedule 13D filed by David Bonderman amends and supplements the report on Schedule 13D originally filed with the Securities and Exchange Commission on July 16, 1998 (the "Schedule 13D"), with respect to the beneficial ownership of shares of common stock, par value $.01 per share (the "Common Stock"), of CoStar Group, Inc. (former name, Realty Information Group, Inc.), a Delaware Company (the "Company"). This Amendment is being filed to report that an increase in the number of outstanding shares of Common Stock has decreased Mr. Bonderman's percentage ownership of Common Stock to less than 5%.

The following item is amended and restated in its entirety.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Bonderman is beneficial owner of 446,370 shares (2.9%) of Common Stock.

         (b) Mr. Bonderman has the sole power to vote or direct the disposition of 446,370 shares of Common Stock.

         (c) Not applicable.

         (d) Not applicable.

         (e) On January 22, 1999, the Company issued additional shares of Common Stock in connection with an acquisition by the Company. The increase in the number of outstanding shares of Common Stock reduced Mr. Bonderman's percentage ownership of Common Stock to less than 5%.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Dated:  March 2, 2000

                       /s/ David Bonderman
                       -------------------
                       David Bonderman